EXHIBIT (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 002-90946 on Form N-1A of our reports dated February 23, 2026, relating to the financial statements and financial highlights of Eaton Vance Tax-Managed Growth Fund 1.1, Eaton Vance Tax-Managed Growth Fund 1.2, Eaton Vance Stock Fund and Parametric Commodity Strategy Fund, certain of the funds constituting Eaton Vance Mutual Funds Trust (the “Trust”), and Tax-Managed Growth Portfolio and Stock Portfolio, appearing in the Form N-CSR of the Trust for the year ended December 31, 2025, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
April 27, 2026